EXHIBIT (21)

LUFKIN INDUSTRIES, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of Incorporation	Name Under Which such
Name of Subsidiary	or Organization	Subsidiary Does Business

Lufkin Industries Canada, Ltd.	Canada	Same

Lufkin Argentina, S.A.	Argentina	Same

Lufkin France, S.A.S.	France	Same

Lufkin Middle East	Egypt	Same

Lufkin & Partners	Oman	Same

Lufkin Industries Australia Pty. Ltd.	Australia	Same

Lufkin Industries SRL	Romania	Same